FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated April 22, 2004, titled “E. Hunter Harrison renews employment contract as CN’s chief executive officer”.

Item 1

North America’s Railroad	News FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

E. Hunter Harrison renews employment contract as CN’s chief executive officer

MONTREAL, April 22, 2004 — David G. A. McLean, chairman of the board of directors of CN, announced today that the company and E. Hunter Harrison, president and chief executive officer, have agreed on the extension of Harrison’s employment contract through the end of 2008.

McLean said: “CN’s directors are very pleased with Hunter Harrison’s agreement to remain the leader of the company for the next five years. Hunter is an outstanding chief executive officer. Thanks to him, CN is the rail industry’s service and efficiency leader, and it continues to outpace the industry in financial performance and sustained growth in shareholder value.”

Harrison said: “I’m delighted to renew my commitment to CN. This company’s railroaders are the best in class, and it’s a true pleasure to lead them. I believe CN’s prospects are almost limitless, and I look forward to the next five years as the company’s chief executive officer. Together I know our disciplined team – a team truly focused on execution – will keep CN at the forefront of rail industry performance.”

Harrison became president and chief executive officer of CN on Jan. 1, 2003. He joined CN as executive vice-president and chief operating officer in March 1998, and served in that position until December 2002. He has been a director of CN since December 1999.

Before coming to CN, Harrison was a director and president and chief executive officer of the Illinois Central Corporation (IC) and Illinois Central Railroad Company from 1993 to 1998. CN entered an agreement to purchase IC in February 1998 and took control of the railroad in July 1999.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 28, 2004	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary